SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 23,2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
1 (212) 983-1702
ivette.almeida@annemcbride.com

Brasil Telecom Answers Bovespa’s Request

In response to a Bovespa’s request, which is free translated below:

“We request a clarification regarding the article posted in the ´Folha de São Paulo´ newspaper, last December 19, 2003, identified as ´Brasil Telecom to study iG Acquisition´, as well as related to other information considered material.”

Brasil Telecom S.A. clarifies that, related to the article posted last week, there is no outstanding fact to be posted or disclosed. We believe that all information mentioned in such article shall be exclusively attributed to the journalist who wrote it.

Indeed, we clarify that Brasil Telecom’s Senior Management was authorized to deal iG acquisition according to a Board of Director’s Meeting, held on December 18, 2003, and we assure there’s no bid offer so far.

Brasil Telecom remains at your disposal for further comments if needed.

Brasília, December 22, 2003.

Carla Cico
CEO and Investor Relations Officer
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2003

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer